

Sustaino, LLC
(the "Company")
a North Carolina Limited Liability Company

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals
www.rnbcapitalcpas.com
954-399-1914

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Sustaino, LLC Management

We have reviewed the accompanying consolidated financial statements of Sustaino, LLC (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, Sustaino, LLC has incurred net losses of $61,655 in 2023 and $528,507 in 2024, primarily due to startup costs for developing its Integrated Life and Vedic Village communities, raising concerns about its ability to continue as a going concern in the near term. Management has addressed these concerns in Note 1, outlining a plan to mitigate the uncertainty through projected revenues of $1.5 million in 2025 from Phase 1 of Integrated Life home sales, over $3 million in 2026 from Phase 1 of Vedic Village, with steady growth in 2027 and a target of $10 million by 2028. Profit margins are expected to range from 15% to 30% starting in 2025, supported by pre-sale agreements and market demand for eco-community housing. The Company also plans to raise capital through equity offerings and strategic partnerships. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
July 17, 2025

SUSTAINO, LLC
CONSOLIDATED BALANCE SHEETS

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	244,434	44,400
Total Current Assets		244,434	44,400
Non-Current Assets:			
Fixed Assets - net	$	2,026,297	1,494,977
Total Non-Current Assets		2,026,297	1,494,977
TOTAL ASSETS		2,270,731	1,539,377
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	39,388	(843)
Deferred Revenue		914,551	30,002
Notes Payable - Current Portion		47,933	44,530
Equipment Notes Payable - Current Portion		50,986	17,872
Total Current Liabilities		1,052,857	91,561
Non-Current Liabilities:			
Notes Payable - Non-Current Portion	$	181,002	65,302
Equipment Notes Payable - Non-Current Portion		213,567	77,490
Total Non-Current Liabilities		394,569	142,792
TOTAL LIABILITIES	$	1,447,426	234,353
EQUITY			
Members' Capital	$	1,437,179	1,390,391
Accumulated Deficit		(613,874)	(85,367)
TOTAL EQUITY	$	823,305	1,305,024
TOTAL LIABILITIES AND EQUITY	$	2,270,731	1,539,377

See Accompanying Notes to these Unaudited Financial Statements

SUSTAINO, LLC
CONSOLIDATED STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Revenue	$	895,225	327,340
Gross Profit		895,225	327,340
Operating Expenses			
Advertising and Marketing	$	29,121	8,179
General and Administrative		103,472	65,539
Payroll Expense		38,497	-
Insurance		53,807	7,607
Contractor Expense		1,080,320	274,397
Professional Fees		12,966	7,491
Rent Expense		37,443	210
Interest Expense		16,219	198
Taxes and Licenses		5,218	-
Total Operating Expenses		**1,377,063**	**363,620**
Total Loss from Operations	$	**(481,838)**	**(36,280)**
Other Income (Expense)			
Other Income	$	950	-
Depreciation Expense		(47,619)	(25,375)
Total Other Income (Expense)		**(46,669)**	**(25,375)**
Net Income (Loss)	$	**(528,507)**	**(61,655)**

See Accompanying Notes to these Unaudited Financial Statements

SUSTAINO, LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY

| | Members' Capital | | Retained Earnings | Total Members' |
	Units	$ Amount	(Deficit)	Equity
Beginning balance at 1/1/23	-	1,059,440	(23,712)	1,035,728
Contribution	-	485,467	-	485,467
Distribution	-	(154,516)	-	(154,516)
Net income (loss)	-	-	(61,655)	(61,655)
Ending balance at 12/31/23	-	1,390,391	(85,367)	1,305,024
Contribution	-	379,198	-	379,198
Distribution	-	(332,410)	-	(332,410)
Net income (loss)	-	-	(528,507)	(528,507)
Ending balance at 12/31/24	-	1,437,179	(613,874)	823,305

See Accompanying Notes to these Unaudited Financial Statements

SUSTAINO, LLC
CONSOLIDATED STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(528,507)	(61,655)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Depreciation Expense		(47,619)	(25,375)
Accounts Payable		40,231	(843)
Deferred Revenue		884,549	30,002
Notes Payable - Current Portion		3,402	44,530
Equipment Notes Payable - Current Portion		33,114	17,872
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		913,677	66,187
Net Cash provided by (used in) Operating Activities		385,170	4,532
INVESTING ACTIVITIES			
Fixed Assets - net	$	(483,700)	(433,875)
Net Cash provided by (used in) Investing Activities		(483,700)	(433,875)
FINANCING ACTIVITIES			
Notes Payable - Non-Current Portion	$	115,700	65,302
Equipment Notes Payable - Non-Current Portion		136,077	77,490
Members' Capital		46,788	330,951
Net Cash provided by (used in) Financing Activities		298,565	473,743
Cash at the beginning of period		44,400	-
Net Cash increase (decrease) for period		200,034	44,400
Cash at end of period	$	244,434	44,400

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Sustaino, LLC ("the Company") was formed in North Carolina on May 12th, 2021. The Company plans to earn revenue through a multi-channel eco-community model, combining real estate sales, wellness services, sustainable agriculture, and property management, while exploring green tech partnerships and licensing opportunities for future growth. The Company's headquarters is in Chapel Hill, North Carolina. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying financial statements have been prepared on a going concern basis, which assumes that Sustaino, LLC (the "Company") will continue its operations and meet its financial obligations in the normal course of business for at least the next twelve months. However, certain conditions and events raise substantial doubt about the Company's ability to continue as a going concern.

Specifically, the Company has incurred net losses of $61,655 in 2023 and $528,507 in 2024, as shown in the Consolidated Statement of Changes in Members' Equity (Page 6). These losses stem primarily from early-stage expenditures related to land acquisition, equipment purchases, and marketing activities for the Integrated Life and Vedic Village communities. These conditions indicate a risk of continued losses without successful execution of management's plans.

In response, management has developed a strategic plan focused on revenue generation, cost efficiency, and capital acquisition. The Company projects $1.5 million in revenue in 2025 from home sales in Phase 1 of the Integrated Life community, with expected growth to over $3 million in 2026 as Vedic Village Phase 1 launches. By 2028, the Company targets annual revenues of $10 million, driven by multiple concurrent projects including lot and home sales, wellness services, and sustainable agriculture initiatives. Management anticipates achieving profit margins between 15% and 30%, supported by economies of scale and diversified revenue streams.

To fund operations and meet performance obligations—including lot development, utility installations, and site preparation as described in Note 10 (Page 10)—the Company plans to raise capital through equity offerings and strategic partnerships. The Company's liquidity position improved from $44,400 in 2023 to $244,434 in 2024 (Page 4), supported by $385,170 in net cash from operating activities and $298,565 from financing activities in 2024 (Page 7). Deferred revenue increased to $884,549 in 2024, reflecting customer deposits for future deliverables to be recognized over the next two to four years in accordance with ASC 606 (Note 2).

Management has evaluated outstanding debt obligations totaling $493,487 in principal maturities through 2029 (Note 5, Page 12) and believes that expected revenues and planned capital raises will be sufficient to service this debt. Furthermore, the Company plans to convert to a C Corporation in 2025 (Note 7, Page 13), enabling access to venture capital markets and enhancing its ability to issue equity.

While there can be no assurance that these efforts will succeed, management believes the Company is well-positioned to meet its near-term and long-term objectives. The financial statements do not include any adjustments that might result from the outcome of this uncertainty, as required by U.S. GAAP.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiaries:

1. Sustain Garden Homes, LLC, a North Carolina entity formed on February 12, 2024.
2. Vedic Village, LLC, a North Carolina entity formed on February 12, 2024.
3. Integrated Life, LLC, a North Carolina entity formed on October 4, 2023.

All significant intercompany transactions are eliminated.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $243,416 $44,400 in cash and cash equivalents as of December 31, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Land	N/A	1,717,000	1,337,000
Equipment & Machinery	5-7	406,002	207,064
Less: Accumulated Depreciation		(96,706)	(49,087)
Totals		**2,026,297**	**1,494,977**

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling lots to customers. Payments are collected in stages, including a token and a 20% down payment at the time of the sale agreement, with the remaining balance paid upon closing of the property. The Company's primary performance obligation is to ensure that lots are cleared and utilities are connected to the site. Revenue is recognized over the two to four-year period it takes for these performance obligations to be satisfied.

The Company generates revenues through home sales. Payments are collected in stages, including a token and a 20% down payment at the time of the sale agreement, with the remaining balance paid upon closing of the property. The Company's primary performance obligation is to ensure construction quality. Revenue is recognized over the two to four-year period it takes for these performance obligations to be satisfied.

The Company generates revenues by providing Resort & Wellness Services, with payments generally collected at the time of service. The Company's primary performance obligation is to maintain hygienic conditions, and revenue is recognized over the week as these performance obligations are satisfied.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.
<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including bank fees, permit fees, job supplies, office supplies utilities, and other miscellaneous expenses.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Bank Loan - On July 7, 2023, the Company entered into a loan agreement up to $250,000 with an interest rate of 7.385% and a maturity date of July 7, 2028. This loan is secured by a First Lien Deed of Trust and Assignment of Rents and Leases. The balance of this loan was $229,479 and $109,832 as of December 31, 2024 and December 31, 2023, respectively.

Car Loan - On June 29, 2024, the Company entered into a car financing agreement of $45,615 with an interest rate of 0.99% and a maturity date of August 14, 2029. This loan is secured by the purchased equipment and goods, their additions, any related insurance refunds and payments, and any substitutions or proceeds from these items. It also covers other property where Tesla, Inc. already has a security interest or obtains one in the future. The balance of this loan was $37,086 as of December 31, 2024.

Skid Steer Loan #1 - On October 31, 2023, the Company entered into a financing agreement of $97,624 with an interest rate of 2.46% and a maturity date of December 3, 2029. This loan is secured by the purchased equipment and goods, their additions, any related insurance refunds and payments, and any substitutions or proceeds from these items. It also covers other property where Kubota Credit Corporation, U.S.A. already has a security interest or obtains one in the future. The balance of this loan was $80,014 and $95,362 as of December 31, 2024 and 2023, respectively.

Skid Steer Loan #2 - On October 8, 2024, the Company entered into a financing agreement of $111,856 with an interest rate of 1.64% and a maturity date of November 8, 2030. This loan is secured by the purchased equipment and goods, their additions, any related insurance refunds and payments, and any substitutions or proceeds from these items. It also covers other property where Kubota Credit Corporation, U.S.A. already has a security interest or obtains one in the future. The balance of this loan was $108,895 as of December 31, 2024.

Tractor Loan - On August 28, 2024, the Company entered into a financing agreement of $41,467 with an interest rate of 0% and a maturity date of September 3, 2029. This loan is secured by the purchased equipment and goods, their additions, any related insurance refunds and payments, and any substitutions or proceeds from these items. It also covers other property where Kubota Credit Corporation, U.S.A. already has a security interest or obtains one in the future. The balance of this loan was $38,012 as of December 31, 2024.

The debt principal maturities for the five years subsequent to 2024 are presented below.

5 Year Debt Maturities

Year	Grand Total
2025	99,334
2026	108,989
2027	114,158
2028	103,235
2029 and Beyond	67,771
Totals	**493,487**

NOTE 6 – EQUITY

The Company is structured as a limited liability, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below.

Holder	Ownership
Jyothi Prakash Buchireddy	82%
Neeraja Dasari Lokanadham	18%

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 17, 2025, the date these financial statements were available to be issued.

The Company plans to convert from a Limited Liability Company to a C Corporation in 2025 to support future growth and strategic objectives. Management does not anticipate any material impact on operations or financial position as a result of the conversion.